

Nat Remy · 2nd

NYCE Companies

CXO, NYCE | On a mission to create 100,000 millionaires by 2030.
#100KMillionaires

New York, New York, United States · Contact info

500+ connections

1 mutual connection: Jonny Price

[Connect] [🔒 Message] (More)

Experience

CXO
NYCE Companies
Jan 2020 – Present · 1 yr 7 mos
New York, New York, United States

Head, Global Brand Integration
Black Women Talk Tech
Jun 2019 – Jun 2020 · 1 yr 1 mo
Greater New York City Area

NATPE
5 yrs

Director, NXTGN Development & Partnerships
Feb 2018 – Sep 2019 · 1 yr 8 mos
Greater New York City Area

Marketing Manager
Oct 2014 – Sep 2019 · 5 yrs
Greater Los Angeles Area

Director of Volunteers
California Philharmonic
Jun 2014 – Sep 2014 · 4 mos
South Pasadena, California

Account Manager
BizBash
Apr 2013 – Jun 2013 · 3 mos

Show 3 more experiences ⌄

Education

California State University-Los Angeles
Bachelor of Arts (B.A.), Radio, Television, and Digital Communication
2003 – 2009

Internships
2007 – 2009

NBC Universal Casting Office
Burbank, CA
Casting & Recruiting Intern

Last Call with Carson Daly
Burbank, CA
Talent Coordinator Intern

Merge Magazine
West Hollywood, CA
Marketing & Research Intern

Skills & endorsements

Social Media · 63

Endorsed by Erica L. Swenson and 5 others who are ...

Endorsed by Erica L. Swenson and 9 others who are highly skilled at this

Endorsed by **4 of Nat's colleagues at NATPE**

Event Management · 61

Endorsed by **Edwin J. Goitia** and 7 others who are highly skilled at this

Social Media Marketing · 44

Endorsed by **Christian Reed-Ogba** and 10 others who are highly skilled at this

Endorsed by **3 of Nat's colleagues at NATPE**

Show more ⌄

Recommendations

Received (1)   Given (0)

Evie Silvers
Business Development and Brand Ambassador| Media & Entertainment| Technology | Experiential
November 21, 2019, Nat worked with Evie in the same group

NAT has that rare quality of Marketing & Social Media Guru to Salesmanship. Her professional growth in the five years that I worked with her at NATPE was outstanding to watch. I highly recommend her.

Accomplishments

8   **Projects**   ⌄
Roadmap to Billions Conference • NATPE Miami 2016 Market & Conference • NATPE Europe 2015 • NATPE Miami 2015 Market & Conference • Windows 8 Airport Activation • The Cirque Du Soleil Canadian Infiniti Tour • Windows 7 Picture Perfect Holiday Program • The Secrets Of Success Workshop Series

1   **Language**   ⌄
Haitian Creole

Interests

IBM
11,519,346 followers

Digital Media Group (Founded by Digital
2,732 members

NATPE Production Family Members
27 members

Microsoft
14,576,615 followers

Ron Shaich in
Investor – Public Company CEO – Speaker – Entrep
246,907 followers

MEDIA BUYING | PLANNING |
6,634 members

See all